ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

May 25, 2011

Ms. Janice McGuirk and Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

     Amendment No. 1 to

                    Registration Statement on Form S-1

                    Filed on: April 1, 2011

                    File No. 333-170091

Dear Ms. McGuirk and Mr. Link:

We received your letter dated April 27, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 1, 2011:

Summary

1. Please expand your opening paragraph, and the “Description of Business” section, to make clear that your statement “[W]e will be able to continue operations for the next twelve months with currently available resources…” includes the agreement by the company president George Parrik to advance a minimum of $20,000 to the company during the next 12 months.

We expanded our opening paragraph, and the “Description of Business:

Our president has agreed to advance funds of a minimum of $20,000 to us during the course of the next 12 months in order to help pay for our reporting obligations and our business expenses.

Risk Factors, page 6

2. We note that the company plans to conduct all of its business on-line and mail the products directly from Canada. To the extent that shipping costs and/or delivery times may be higher or longer than their competitors’ because of the distance involved, please add a risk factor to address the potential negative effect on sales.

We added a risk factor:

BECAUSE WE PLAN TO CONDUCT OUR BUSINESS ON-LINE AND MAIL THE PRODUCTS DIRECTLY FROM CANADA, OUR SHIPPING COSTS AND/OR DELIVERY TIMES MAY BE HIGHER OR LONGER THAN THAT OF OUR COMPETITORS.

We plan to conduct our business on-line and mail the products directly from Canada. Therefore, our shipping costs and/or delivery times may be higher or longer than that of our competitors because of the distance involved. The extra shipping costs and delays may have a negative effect on sales.

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3. Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors “Because management has no experience in the nutritional supplements distribution business …” and “Because our directors owns 51.2% of our issued and outstanding common stock …” more prominently in the risk factor section.

We revise to present the risk factors in the order of materiality.

Description of Business

General, page 14

4. Please provide the company’s website address.

We provided the company’s website address:

The company’s web site is antagainternational.com

Types of our nutritional supplements, page 15

5. We note your response to comment 16. We also note that you have retained the assertions relating to the supplements you intend to distribute. As previously requested, revise to provide the basis for the noted statements or delete the statements.

We deleted the statements.

Raw Materials for Nutritional Supplements, page 16

6. Please identify the main raw materials used in producing the nutritional supplements.

We identified the main raw materials used in producing the nutritional supplements:

The whey protein powder is a collection of globular proteins and it contains five main protein fractions and six minor ones. The four main are:  beta - lactobulin (approx 55%), alpha lactalbumin(approx 20%), glycomacropeptide (GMP) ( approx 10%), serum albumin (approx. 8%) and immunoglobulins

Creatine contains: creatine monohydrate, creatine ethyl ester, creatine alpha ketoglutarate, tricreatine malate, creatine orotate and creatine pyruvate.

Glutamine is composed mainly from L-Glutamine HCL and glutamine ethyl ester.

7. We note the statement that the raw materials used in making the supplement products are purchased worldwide. Please clarify whether MVP Biotech is dependent upon any major manufacturer for raw materials.

We made a following clarification:

MVP does not depend upon any one major manufacturer in particular.  All of the major suppliers are located in particular regions, such as Canada, India and China.

8. It is not understood why your penultimate sentence refers to the US food and Drug Administration with respect to Good Manufacturing Practices (“GMP”), when we further note under the section “Our Supplier” that GMP “are guidelines set by the government of Canada…” Please explain or delete the reference.

In response to this comment we made a following explanation:

GMP is an American (US) standard, but other countries such as Canada and Australia have legislated and come up with their own GMP standard, which are all quality measure that might slightly differ from one country to another.

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Agreement with our supplier, page 16

9. As previously requested in comment 20 from our November 18, 2010 letter, please file a written description of the contract you have entered with MVP Biotech. See Item 601(b)(10) of Regulation S-K.

We filed a written description of the verbal agreement with MVP Biotech.

Our Supplier, page 16

10. We note that your initial orders will range from 100-200 units. Please indicate the range of the discount applicable to orders in the 100-200 unit range.

We indicated the range of the discount applicable to orders in the 100-200 unit range:

Orders in the 100-200 unit range will have a discount of 40%.

Target Market, page 17

11. The references to Datamonitor are noted. Please provide the source for the information provided by Datamonitor.

In response to this comment we provided the following disclosure:

As stated on their website, Datamonitor’s research and analysis products are compiled by an extensive global network of researchers, in-house analysts and industry specialists.

12. Please expand the last paragraph to explain who is going to provide the counseling to consumers in connection with the online orders and the other orders.

We expended the last paragraph to explain that:

The counseling will be provided by the president of our company.

Marketing, page 17

13. The company’s plans to market its products are noted. Please provide an estimate of the costs to advertise using the internet sites of facebook and twitter, as well as radio, billboards, and newspaper.

We provided an estimate of the costs to advertise using the internet sites of facebook and twitter, as well as radio, billboards, and newspaper:

Newspaper: approximate budget:  $500-$1000

Radio: approximate budget is $3000

Small billboards: approximate budget is 500-1000$

Facebook and Twitter advertisement are free as we only plan to use free advertising such as group advertising, newsfeeds, feedback, comments and pictures.

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Competition, page 17

14. Please expand your discussion to briefly explain how your competitors “vary by product line, customer classification and geographic market.” Provide examples.

We expanded our discussion:

Product line: some competitors will use supplements with different ingredient aimed to enhance different performances. Example: some competitors are selling supplements that increase muscle strength, size or endurance, or they will specialize in weight loss supplements.

Customer Classification: variation of users from high level athletes to health conscious individuals of different age group. Example: competitors selling supplements to Boxers to help increase their endurance or selling specific whey protein for elderly people.

Geographic areas: servicing different geographical areas. Example: competitors with established local retail locations in Sweden—will appeal to customers who do not want to pay or wait for shipping.

15. We note the methods by which the company plans to take a small market share in Canada. Please explain how your methods differ from the ones MVP Biotech may utilize already.

We explained how our methods differ from the ones MVP Biotech may utilize already:

MVP Biotech works almost exclusively with distributors and generally do not advertise their product to direct users in order to avoid competition with their distributors. MVP Biotech does not use advertising such as social internet networks to promote its product.

Compliance with Government Regulation, page 18

16. We note your response to comments 26, 27 and 28. In your next amendment address the noted comments and update this discussion with respect to the requirements and approvals that are necessary in Europe. Fully discuss the requirements and approvals necessary to import and distribute your products in Europe.

We updated this discussion with respect to the requirements and approvals that are necessary in Europe and fully discussed the requirements and approvals necessary to import and distribute your products in Europe.

The requirement in Sweden and Finland are that the labeling on products should be in their respective language prominently displayed, and the components have to be truthfully disclosed. Also duty has to be paid at the time of importation.

Sweden and Finland are members of the European Union and shares the Common External Tariff regime.  EU duties are charged by Customs on the CIF (cost, insurance and freight) value of the product imported into Sweden. The customs broker firm has estimated a cost of approximately $400 per skid imported. Which is approximately 7-8%. Value Added Tax (VAT) is an indirect tax on goods and services which is borne by the end consumer and applied to the value added at each stage of the supply chain.

IMPORT PROCEDURES

An import declaration is required for imported goods. When goods are imported into Sweden, it is the responsibility of the importer or his authorized agent to declare them to Customs.  A Single Administrative Document or SAD is used for this purpose.  This is the approved form for the import declaration process.

The Single Administrative Document (SAD) may be submitted to Customs, either through physical means or through an electronic declaration.

Goods are released from Customs for “free circulation” once the pertinent documents have been filed and payment of tariff duties has been completed. After paying the value added tax (VAT) and any other applicable excise duty, goods are also released for consumption and ready to be marketed.

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17. Disclose any costs associated with the government regulations in Canada and Europe.

We disclose costs associated with the government regulations in Canada and Europe:

There is no additional cost associated with government regulation in Canada since the product is fully compliant with Canadian laws.

In Europe, any change to labeling that might be required is free of charge from MVP Biotech.  Upon importation, we will be required to pay the custom duty, approximately $400 per skid, that is an order of about 200 units at the cost of $5,500 which is about additional 7-8% increase in our cost.

Offices, page 18

18. We note under “Distribution” that the company will maintain “a mini distribution center at the company office…” Please add disclosure in this section to reflect these plans as well as to address the suitability and adequacy of the facilities for this purpose.

We added disclosure to address the suitability and adequacy of the facilities for this purpose:

We will maintain a mini distribution center at the company office for the products which will be ordered online. The mini distribution center is a basement that has a temperature regulated at 17 degrees Celsius at all the times of the year, with about 1200 square feet of area, is suitable to hold nutritional supplements for the time required.

Plan of Operations, page 20

19. Clarify in this section that you will only be marketing your products in Scandinavian Europe.

We clarified that we will only be marketing your products in Scandinavian Europe.

20. We note that you indicate that it will cost $500 to become more familiar with government regulations and that you will be compliant with any government regulations within 4 months at a additional cost of $1000. We do not understand you disclosure in this milestone. How have you determined the cost and time frame to comply with governmental approval when it appears you do not know the regulations and processes required to be completed? Please advise us of the basis for your estimated costs and time frames regarding governmental regulations.

Please see our response to this comment below:

$500 is an estimation of long distance telephone calls and any legal or consulting fees to obtain information about required government regulations.

$1000 is also an estimation of fees for registration in Sweden and additional consulting and legal fees we may have to pay to become compliant with government regulation.

We also made a following disclosure:

We believe that we should be compliant with government regulations by fall 2011 based on the current information that we have. Although, there is no guarantee that we will be compliant by this time, in which case, our operations may be interrupted.

21. Please revise your disclosure to correct the total cost of the additional advertising to $7,000.

We revised our disclosure to correct the total cost of the additional advertising to $7,000.

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22. As previously requested, please disclose whether the company has any external sources of liquidity.

The company does not have any external sources of liquidity other than the loans from our director which are not enforceable.

Biographical Operations, page 21

23. As previously requested in comment 43 of our November 18, 2010 letter, please disclose in this section the size of Punchline Quebec, Inc and indicate whether Punchline Quebec, Inc. has had revenues and successful operations to date.

We have revised to indicate that Punchline Quebec is a private company consisting of two owners/founders (one of whom is Georgi Parrik) and has 20  amusement machines in operation.  The company was dissolved on April 15, 2011. From its inception and until it was dissolved, the company has had revenue which provided living income for its owners.

This letter responds to all comments contained in your letter dated April 27, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via fax or email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President

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